

Mail Stop 3561

January 21, 2010

Mr. Irwin J. Kirz
President
American Smooth Wave Ventures, Inc.
8650 Grand Avenue
Yucca Valley, CA 92264

> **Re: American Smooth Wave Ventures, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 19, 2010**
> **File No. 333-152849**

Dear Mr. Kirz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed January 19, 2010

1.   Please revise your disclosure regarding the period during which there were no disagreements with The Blackwing Group, LLC. This period should include the two most recent years and any subsequent interim period through January 10, 2010. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

2.   Please acknowledge your obligation to report the engagement of a new independent registered public accounting firm and disclose that the decision to engage the new firm was approved your audit committee in a current report on

Form 8-K. Refer to paragraphs (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

3. Please note that you are required to file an updated letter from your former accountant as an exhibit to any amendment filed in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Meadows at 202-551-3322 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief